





Triumph Group

November 8, 2018

Second Quarter FY'19 Earnings Conference Call

Daniel J. Crowley, *President and Chief Executive Officer*

James F. McCabe Jr., *Senior Vice President and Chief Financial Officer*

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "project", "may", "will", "should", "could", or similar words suggesting future outcomes or outlooks. These forward-looking statements include, but are not limited to, statements of expectations of or assumptions about strategic actions, objectives, expectations, intentions, aerospace market conditions, aircraft production rates, financial and operational performance, revenue and earnings growth and profitability and earnings results. These statements are based on the current projections, expectations and beliefs of Triumph's management. These forward looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from any expected future results, performance or achievements, including, but not limited to, competitive and cyclical factors relating to the aerospace industry, dependence on some of Triumph's business from key customers, requirements of capital, uncertainties relating to the integration of acquired businesses, general economic conditions affecting Triumph's business segments, product liabilities in excess of insurance, technological developments, limited availability of raw materials or skilled personnel, changes in governmental regulation and oversight and international hostilities and terrorism. Further information regarding the important factors that could cause actual results, performance or achievements to differ from those expressed in any forward looking statements can be found in Triumph's reports filed with the SEC, including in the risk factors described in Triumph's Annual Report on Form 10-K for the fiscal year ended March 31, 2018.

Overview

- Revenue up YOY 15% in Q2

  ○ Delivered organic growth of 12% YOY

  ○ All 3 segments up organically for the second consecutive quarter

- Operating margins also improved sequentially across all 3 segments

- Continued shift toward growing Integrated Systems and Product Support businesses

- Reaffirming full year Revenue, Adjusted EPS and FCF guidance



On Track to Deliver on FY 19 Financial Commitments

Sales Growth Drivers

		Q2	Full Year
FY'18		**$745M**	**$3.2B**
Divestitures		(34M)	(146M)
Revenue Recognition		62M	NM
TIS	Organic Narrow body ramping (737, 787, A320)	⬆ 15%	⬆ 7-9%
TPS	Organic KC-10, C-17	⬆ 5%	⬆ 4-5%
TAS	Organic Primarily driven by Global 7500 program	⬆ 11%	⬆ 7-8%
FY'19		**$855M**	**$3.3B - $3.4B**

TGI Organic Revenue Trend

TGI Revenue by Program Type



- Growth of ramping programs outpacing pressures of sunsetting programs
- Ramping programs include :
  - 737, A320, F-35, 767 Tanker, Global 7500
  - Sales are derived from both Aerospace Structures and Integrated Systems
- Sunsetting programs include:
  - 747, C-17, G450

TGI Revenue by Business Unit



- Growth continues in TPS and TIS
- TPS and TIS approximately 40% of TTM revenue up from 35% in FY 2016

New Awards Driving Organic Growth

Competitive Wins	Customer	BU
Structure	Boeing T-X	TAS
Integrated Systems	Boeing T-X	TIS
Cowl Opening Actuators	BBA A320 NEO	TIS
Thrust Reverser Al. Inner Structure	BBA A320 NEO	TAS
LEAP1A Inlet Gear Box Support	GE	TPS

Follow-on Business	Customer	BU
EMC Upgrades	Lockheed UH-60	TIS
Main Shaft	Pratt TF-33	TAS
ECS Valve Housing	Airbus A350	TAS

Takeaways	Customer	BU
Aluminum Ducts	Williams FJ44	TAS
CFM56 MRO	Boeing 737NG	TPS

Partnerships	Customer	BU
Quickstep	Northrup Grumman	TAS
GE Additive	Developing	TIS



Backlog Trend

Key Military wins provide growth platform. Backlog stable when adjusted for divestitures. Current wins valued in excess of $1B, not reflected in Backlog

TGI Major Supplier of T-X Trainer



TGI Path to Value Update

Turnaround activities positioning Triumph for future long term success

 **Facility Consolidations**

- **~30%** reduction in facilities for 74 to 51 since 2016
- **2** more consolidations near completion
- Reduced footprint by **~1 million** Sq. Ft.

 **Rightsizing Organization**

- Headcount is expected to be **~13,600** in FY19 from **15,600** in FY16
- Leverage **Lean** and **Six Sigma programs** to improve efficiency

 **Portfolio Consolidation**

- Reduce operating units from **47** to **17**, simplifying the structure
- Since FY16 divested over **$260M** of sales from non-core operating business
- Additional **$300M** of sales identified

 **Strategic Partnerships**

 

 

 **Key Leadership Appointments**

- New operational and functional senior leadership in place

 **Supply Chain Improvements**

- Supplier count reduced **20%**
- Reduced indirect spending **7%** and overall supply chain spend by **$85M** since FY17
- Reinvested savings into program efficiency

Consolidated Quarterly Results

($ in millions)	FY'19 Q2	FY'18 Q2	Variance %
Net Sales	$855	$745	15%
Operating Loss	(2)	—	NM
Operating Margin	0%	0%	
Adjusted Operating Income	$35	$32	9%
Adjusted Operating Margin	4%	4%	

Second consecutive quarter with organic revenue growth

- Organic sales increased 12%, excluding divestitures and impact of ASC 606
    - Increased across all three segments

- Adjusted operating income excludes:
    - $13M loss on divestitures
    - $12M restructuring costs
    - $20M G7500 Forward Loss Charge
    - ($7M) Gulfstream Forward Loss Reduction

Triumph Group — Second Quarter FY'19

Integrated Systems





Triumph awarded additional Nacelle content

Year Over Year Comparison


Net Sales ($ in M)
$ Millions
300
250
200
150
100
50
0
$261
$234
FY'19 Q2
FY'18 Q2


Operating Margin (%)
%
25
20
15
10
5
0
15%
18%
FY'19 Q2
FY'18 Q2

Highlights

- Awarded additional content on the A320neo via the NIS (Nacelle Insourcing) program
- Received $77 M IDIQ contract for T700 FADEC upgrades
- Boeing TX win secures significant systems content on program

Financial

- Net sales increase included:
  - Organic growth ~15% driven by OE volumes in A320, 737 and 787
- Operating margin decline versus prior year due to increased military program development cost, restructuring impact and ongoing business consolidation and sales mix
  - Adjusted for the above margins would be up 17%
- Sequential margin improved 50 bps

Product Support

Year Over Year Comparison



Triumph Product Support to provide CF6-80C2 Thrust Reverser MRO services



Net Sales ($ in M)

FY'19 Q2: $72
FY'18 Q2: $68



Operating Margin (%)

FY'19 Q2: 16%
FY'18 Q2: 16%

Highlights

- Awarded contract to support the overhaul of LEAP-1A Inlet Gearboxes

- Selected by Asiana Airlines to provide 80C2 Thrust Reverser maintenance support

- Awarded A320 Nacelle maintenance work from major air carrier

Financial

- Net sales change included:
  - Organic growth ~5% due primarily to increased demand of accessory and structural components

- Operating margin stable year over year

Aerospace Structures



Airbus A350



Year Over Year Comparison





Highlights

- Boeing T-X Trainer win with TAS producing wing, vertical tail, and horizontal tail components

- HELLFIRE Contract Extension

- Interiors continues strong performance and has received successful qualification of CCM processes

Financial

- Net sales increased 18% included
  - Organic growth adjusted for divestitures and revenue recognition of 11% as Global 7500 production accelerates

- Net unfavorable cumulative catch-up adjustments on long term contracts of $12M, primarily on Global 7500
  - Adjusting for the above cumulative catch-up, Adjusted Operating Margin is (2)%

Free Cash Flow Walk

Consolidated ($ in millions)	FY'19 Q2	FY'19 Q2 YTD
Net Income	$ (15)	$ (91)
Non-cash items:		
Depreciation & Amortization	38	77
Interest Expense & Other	29	54
Amortization of Acquired Contracts	(17)	(34)
Loss on divestiture	13	18
Adoption of ASU 2017-07	—	87
Pension Income	(13)	(26)
OPEB Income	(3)	(5)
Income Tax Expense	—	1
Cash uses:		
Working Capital Change	(134)	(240)
Interest Payments	(26)	(39)
Capital Expenditures	(12)	(24)
OPEB Payments	(3)	(6)
Tax Refunds, net	(1)	7
Free Cash Use	(144)	(221)

FY'19 Q2 YTD Cash Drivers

- Restructuring used $16M

- Net working capital growth of $240M includes:

  ◦ Repayment of $132M of prior customer advances

- Cash use on Global 7500 of $173M

- Timing benefit related to payables in first half of FY19

Decline in Free Cash Flow driven by repayment of advances and Global 7500

* See Appendix for reconciliation of cash used in operations to free cash use

Net Debt & Liquidity

($ in millions)	FY'19 Q2
Cash	$ (33)
$750M Revolving Credit Facility	333
$125M Receivable Securitization Facility	86
Capital Leases	50
2013 Senior Notes Due 2021	375
2014 Senior Notes Due 2022	300
2017 Senior Notes Due 2025	500
Net Debt	$ 1,611

- Availability ~ $386M

- In July, amended terms of credit facility to increase compliance margin and flexibility

- Senior Secured Leverage Ratio ~ 1.9x vs. 3.5x

- Interest Coverage Ratio ~ 2.78x vs. 2.25x

Sufficient Financial Capacity & Liquidity

FY'19 Guidance

Net Sales	$3.3B - $3.4B
Adjusted EPS [*]	$1.50 - $2.10
Effective Tax Rate [^]	~ 17%
Capital Expenditures	$50M - $60M
Free Cash Use	$(200M) - $(250M)

[*] see adjustments in the appendix
[^] Represents the effective tax rate assumed in adjusted earnings per share

FY'19 Cash Flow Guidance

$ in millions	YTD Actual	Second Half	FY Midpoint	Guidance	
Cash used in operations	($197)	$27	($170)	($150)	($190)
Capital expenditures	(24)	(31)	(55)	(50)	(60)
Free cash use	(221)	(4)	(225)	(200)	(250)
Includes:					
Repayment of advances	132	48	180	180	180
Global 7500 program	173	7	180	180	180

Working Capital Improvements Fuel Second Half Performance

Triumph Group — Second Quarter FY'19





Second Half Free Cash Flow Walk

$50
$-
$(50)
$(100)
$(150)
$(200)
$(250)
FCF Use Q2 YTD
Reduced Advance Repayments
Reduced Global 7500 Use
Working Capital & Other
Consolidated Second Half FCF

Key Drivers

- Global 7500 Improvement due to
  - Increased deliveries
  - Favorable payment terms
  - Improved efficiencies, less traveled work
- Advance repayments schedule slowing in second half

* See Appendix for reconciliation of cash used in operations to free cash use

Actions in place to achieve second half Free Cash Flow





Concluding Remarks

- **FY'19 to be follow-through year with top-line growth**

- **Restructuring in FY'16 - 19 sets foundation for EPS growth in FY'20 - 22**

- **Cash use declining in FY'19 and on track to positive Free Cash Flow in FY'20**



Our Vision

We aspire to be the premier design, manufacturing and support company whose comprehensive capabilities, integrated processes and innovative employees advance the safety and prosperity of the world.

Our Mission

As One Team, we partner with our customers to triumph over the hardest aerospace, defense and industrial challenges, enabling us to deliver value to our shareholders.

Our Values

Integrity

Continuous Improvement

Teamwork

Innovation

Act with Velocity

Appendix

Top Programs

Integrated Systems

Boeing 737

Airbus A320, A321

Boeing 787

Boeing AH-64

Boeing CH-47

Boeing V-22

Lockheed Martin C-130

Sikorsky UH60

Boeing F-18

Bell Helicopter 429

**Represents 58% of
Integrated Systems backlog**

Aerospace Structures

Gulfstream

Boeing 767, Tanker

Bombardier Global

Boeing 747

Boeing 787

Boeing 737

Boeing 777

Airbus A330, A340

Airbus A350

Embraer E-JETS E2

**Represents 80% of
Aerospace Structures backlog**

Supplemental Data

Pension/OPEB Analysis ($ in millions)	FY'18	FY'19
Pension Expense (Income) ^	≈ ($61)	≈ ($51)
Cash Pension Contribution	≈ $5	≈ $2
OPEB Expense (Income) ^	≈ ($11)	≈ ($10)
Cash OPEB Contribution	≈ $12	≈ $12

- The Company recognized the cumulative effect from the adoption of ASU 2017-07 of $87M as a current period charge to earnings in our first quarter of fiscal year ended March 31, 2019.

  ^ Excludes impact from one-time adjustments such as curtailments, settlements or special termination benefits

Non-GAAP Disclosure

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

Non-GAAP Financial Measure Disclosures (continued)

Adjusted income from continuing operations before income taxes, adjusted income from continuing operations and adjusted income from continuing operations diluted per share, before non-recurring costs has been provided for consistency and comparability. These measures should not be considered in isolation or as alternatives to income from continuing operations before income taxes, income from continuing operations and income from continuing operations per diluted share presented in accordance with GAAP. The following table reconciles income from continuing operations before income taxes, income from continuing operations and income from continuing operations per diluted share, before non-recurring costs.

	Three Months Ended September 30, 2018		
	Pre-tax	After-tax	Diluted EPS
Loss from Continuing Operations- GAAP	$ (14,191)	$ (14,676)	$ (0.30)
Adjustments:			
Loss on divestitures	13,118	13,118	0.26
Global 7500 forward loss charge	19,926	17,621	0.35
Reduction of prior Gulfstream forward loss	(7,624)	(6,742)	(0.14)
Restructuring costs	11,832	9,821	0.20
Refinancing costs	1,281	1,063	0.02
Adjusted Income from Continuing Operations- non-GAAP	$ 24,342	$ 20,204	$ 0.40 *

	Six Months Ended September 30, 2018			FY 19 EPS
	Pre-tax	After-tax	Diluted EPS	Guidance Range
Loss from Continuing Operations- GAAP	$ (89,694)	$ (91,210)	$ (1.84)	$(1.20) - $(0.50)
Adjustments:				
Adoption of ASU 2017-07	87,241	85,474	1.71	$1.71
Loss on divestitures	17,837	17,837	0.36	$0.36
Global 7500 forward loss charge	19,926	17,621	0.35	$0.35
Reduction of prior Gulfstream forward loss	(7,624)	(6,742)	(0.14)	($0.14)
Restructuring costs	15,879	13,180	0.26	$0.30 - $0.40
Refinancing costs	1,281	1,063	0.02	$0.02
Adjusted Income from Continuing Operations- non-GAAP	$ 44,846	$ 37,222	$ 0.75 *	$1.50 - $2.10

*   Difference due to rounding.

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Non-GAAP Disclosure

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

Non-GAAP Financial Measure Disclosures (continued)

	Three Months Ended September 30, 2017		
	Pre-tax	**After-tax**	**Diluted EPS**
Loss from Continuing Operations- GAAP	$ (6,527)	$ (5,378)	$ (0.11)
Adjustments:			
Loss on divestitures	20,371	20,371	0.41
Restructuring costs (non-cash - included in depreciation)	1,295	1,036	0.02
Restructuring costs (cash)	10,101	8,081	0.16
Refinancing costs	1,986	1,589	0.03
Adjusted Income from Continuing Operations- non-GAAP	$ 27,226	$ 25,699	$ 0.52 *

	Six Months Ended September 30, 2017		
	Pre-tax	**After-tax**	**Diluted EPS**
Loss from Continuing Operations- GAAP	$ (9,136)	$ (7,309)	$ (0.15)
Adjustments:			
Loss on divestitures	20,371	20,371	0.41
Restructuring costs (non-cash - included in depreciation)	2,156	1,725	0.03
Restructuring costs (cash)	27,602	22,082	0.45
Refinancing costs	1,986	1,589	0.03
Adjusted Income from Continuing Operations- non-GAAP	$ 42,979	$ 38,458	$ 0.78 *

* Difference due to rounding.

Non-GAAP Disclosure

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

Non-GAAP Financial Measures Disclosures (continued)

The following table reconciles our Operating income to Adjusted Operating income as noted above.

	Three Months Ended September 30,		Six Months Ended September 30,	
	2018	**2017**	**2018**	**2017**
Operating Income - GAAP	$ (2,001)	$ (29)	$ (68,549)	$ (1,026)
Adjustments:				
Adoption of ASU 2017-07	-	-	87,241	-
Loss on divestitures	13,118	20,371	17,837	20,371
Global 7500 forward loss charge	19,926	-	19,926	-
Reduction of prior Gulfstream forward loss	(7,624)	-	(7,624)	-
Restructuring costs (non-cash - included in depreciation)	-	1,295	-	2,156
Restructuring costs (cash)	11,832	10,101	15,879	27,602
Adjusted Operating Income-non-GAAP	$ 35,251	$ 31,738	$ 64,710	$ 49,103

Non-GAAP Disclosure

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

Non-GAAP Financial Measure Disclosures (continued)

Cash provided by operations, is provided for consistency and comparability. We also use free cash flow as a key factor in planning for and consideration of strategic acquisitions and the repayment of debt. This measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP. The following table reconciles cash provided by operations to free cash flow.

	Three Months Ended September 30,		Six Months Ended September 30,	
	2018	2017	2018	2017
Cash flow from operations	$ (131,464)	$ (200,017)	$ (197,179)	$ (299,065)
Less:				
Capital expenditures	(12,054)	(10,690)	(24,254)	(22,775)
Free cash flow	$ (143,518)	$ (210,707)	$ (221,433)	$ (321,840)

	FY 19 Cash Flow Guidance Range
Cash flow from operations	$(150,000) - $(190,000)
Less:	
Capital expenditures	(50,000) - (60,000)
Free cash flow	$(200,000) - ($250,000)

We use "Net Debt to Capital" as a measure of financial leverage. The following table sets forth the computation of Net Debt to Capital:

	September 30, 2018	March 31, 2018
Calculation of Net Debt		
Current portion	$ 14,993	$ 16,527
Long-term debt	1,613,046	1,421,757
Total debt	1,628,039	1,438,284
Plus: Deferred debt issuance costs	15,062	16,949
Less: Cash	(33,227)	(35,819)
Net debt	$ 1,609,874	$ 1,419,414
Calculation of Capital		
Net debt	$ 1,609,874	$ 1,419,414
Stockholders' (deficit) equity	(238,051)	450,534
Total capital	$ 1,371,823	$ 1,869,948
Percent of net debt to capital	117.4%	75.9%

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 Triumph Group



